Pediatrix Medical Group

Thrift and Profit Sharing Plan

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2006

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ________ to ________

Commission file number 0-26762

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below: PEDIATRIX MEDICAL GROUP THRIFT AND PROFIT SHARING PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PEDIATRIX MEDICAL GROUP, INC.

1301 Concord Terrace
Sunrise, Florida 33323-2825

Pediatrix Medical Group
Thrift and Profit Sharing Plan
Report on Audit of Financial Statements
And Supplemental Schedule
As of and For the Years Ended
December 31, 2006 and 2005

Pediatrix Medical Group
Thrift and Profit Sharing Plan

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employment Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Certified Public Accounting Firm
To the Participants and Administrator of
Pediatrix Medical Group Thrift and Profit Sharing Plan
In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Pediatrix Medical Group Thrift and Profit Sharing Plan as amended and restated (the “Plan”) at December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i — Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
As discussed in Note 1, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, as of December 31, 2006 and 2005.

/s/ PricewaterhouseCoopers LLP
Tampa, Florida
June 26, 2007

Pediatrix Medical Group
Thrift and Profit Sharing Plan
Statements of Net Assets Available for Benefits
As of December 31, 2006 and 2005

	2006	2005
Assets
Investments, at fair value	$185,124,955	$149,421,966
Receivables
Employer contributions	8,990,397	7,764,918
Participant contributions	528,593	428,037

	9,518,990	8,192,955

Total Assets	194,643,945	157,614,921

Liabilities
Distributions payable	2,814	18,105

Net assets available for benefits at fair value	194,641,131	157,596,816

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	37,491	37,083

Net assets available for benefits	$194,678,622	$157,633,899

The accompanying notes are an integral part of these financial statements.

Pediatrix Medical Group
Thrift and Profit Sharing Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2006 and 2005

	2006	2005
Additions to net assets attributed to
Investment income
Interest and dividend income	$12,074,145	$5,296,599
Net appreciation in the fair value of investments	5,604,607	7,839,146

Net investment income	17,678,752	13,135,745

Contributions
Employer	8,990,397	7,764,918
Participants	21,805,070	18,127,452

Total contributions	30,795,467	25,892,370

Total additions	48,474,219	39,028,115

Deductions from net assets attributed to
Benefits paid to participants	11,410,987	5,654,865
Administrative expenses	18,509	16,541

Total deductions	11,429,496	5,671,406

Net increase in net assets available for benefits	37,044,723	33,356,709
Net assets available for benefits
Beginning of year	157,633,899	124,277,190

End of year	$194,678,622	$157,633,899

The accompanying notes are an integral part of these financial statements.

Pediatrix Medical Group
Thrift and Profit Sharing Plan
Notes to Financial Statements
December 31, 2006 and 2005

1.	Description of Plan

Pediatrix Medical Group, Inc. (the “Company”) sponsors the Pediatrix Medical Group Thrift and Profit Sharing Plan as amended and restated (the “Plan”) which was adopted on January 1, 1991 and restated as amended in November 2002.

The following description of the Plan is provided for general information purposes only. More complete information regarding items such as vesting, benefit provisions and plan termination may be found in the Plan document which is available to all participants upon request.

General
The Plan is a tax qualified defined contribution plan covering substantially all of the Company’s eligible employees and the employees of the professional associations whose operations are consolidated with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility and Entry Data An employee becomes eligible to participate in the Plan on the first day of each calendar quarter after having attained age 21.

Contributions
The Company may, at the discretion of its Board of Directors, contribute for each participant a matching contribution determined annually based on a percentage of the participant’s pre-tax contributions. In addition, the Company may also make discretionary profit sharing contributions to the Plan at amounts determined at the end of the Plan year by the Board of Directors.

Effective April 1, 2002, participants may elect to make voluntary pre-tax contributions up to 60 percent of annual compensation including regular salary and wages, overtime pay, bonuses and commissions through payroll deductions. Previously, participants had the option to make voluntary pre-tax contributions, not to exceed 20 percent of their eligible compensation. Such contributions are excluded from the participant’s taxable income for federal income tax purposes until received as a withdrawal or distribution from the Plan. Contributions are subject to certain limitations. The maximum pre-tax contributions for the years ended December 31, 2006 and 2005 were $15,000 and $14,000, respectively. In addition to any pre-tax contributions, participants may make after tax contributions, not to exceed 10 percent of the participant’s compensation.

The Plan provides that participants who are projected to be age 50 or older by the end of the calendar year and who are making deferral contributions to the Plan may also make catch-up contributions of up to $5,000 and $4,000 during the years ended December 31, 2006 and 2005, respectively.

Rollovers The Plan accepts rollover contributions from other tax-qualified plans for those participants who choose to invest in the Plan.

Participant Accounts
Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Company’s discretionary contributions and (b) the Plan’s earnings and losses. Allocation of the Plan’s earnings or losses in each investment option are made to the individual participant’s account based on the ratio of each participant’s current account balance in the respective investment option to total Plan participants’ account balances in the respective investment option. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Pediatrix Medical Group
Thrift and Profit Sharing Plan
Notes to Financial Statements
December 31, 2006 and 2005

Investment Options
Upon enrollment in the Plan, a participant may direct contributions to the Plan in any of the following investment options at December 31, 2006:
•	Fidelity Retirement Money Market Portfolio — Fund seeks to provide a high level of current income as consistent with the preservation of principal and liquidity by investing in U.S. dollar-denominated money market securities and repurchase agreements for those securities. More than 25% of its assets are invested in the financial services industry.

•	Fidelity Managed Income Portfolio — Fund seeks preservation of capital while earning interest income by investing in investment contracts offered by major insurance companies and other approved financial institutions and in certain types of fixed income securities.

•	Fidelity Ginnie Mae Fund — Fund seeks to provide high current income by investing at least 80% of its assets in Ginnie Maes. The fund may also invest in U.S. Government securities and instruments related to U.S. Government securities.

•	Fidelity Investment Grade Bond Fund — Fund seeks to provide a high level of current income by investing in at least 80% of its assets in investment-grade debt securities and in repurchase agreements for those securities.

•	Fidelity Puritan Fund — Fund seeks to provide income and capital growth consistent with reasonable risk by investing approximately 60% in stocks and other equity securities, and the remainder in bonds and other debt securities. The fund will invest at least 25% in fixed income senior securities.

•	Fidelity Blue Chip Growth Fund — Fund seeks to provide long-term capital growth by investing at least 80% of its assets in a diversified portfolio of common stocks of established domestic and foreign companies considered industry leaders.

•	Fidelity Contrafund — Fund seeks to provide capital appreciation by investing in common stocks of domestic and foreign issuers of undervalued companies.

•	Fidelity Equity-Income II Fund — Fund seeks to provide reasonable income by investing 80% of its assets in income-producing domestic and foreign equity securities.

•	Fidelity Fund — Fund seeks to provide long-term capital growth by investing primarily in U.S. and foreign stocks.

•	Fidelity Growth and Income Portfolio — Fund seeks to provide a high total return through a combination of current income and capital appreciation by investing primarily in U.S. and foreign stocks with a focus on those that pay current dividends and show potential for capital appreciation.

•	Fidelity Small Cap Fund — Fund seeks to provide long-term growth of capital by investing at least 80% of its assets in small market capitalizations.

•	Fidelity Value Fund — Fund seeks to provide capital appreciation through investing in securities of domestic and foreign companies that possess valuable fixed assets or that are undervalued in the marketplace in relation to assets, earnings, or growth potential.

•	AIM Dynamics Fund — Investor Class — (Formerly INVESCO Dynamics Fund) Fund seeks to provide an increase in investment over the long-term through capital growth by investing primarily in common stocks of U.S. companies traded on national securities exchanges and the over-the counter market. The fund may invest up to 25% of its assets in foreign securities.

•	Neuberger Berman Genesis Fund — Trust Class — Fund seeks to provide growth of capital by investing mainly in common stocks of small-cap companies with solid performance histories and management using the value-oriented investment approach.

Pediatrix Medical Group
Thrift and Profit Sharing Plan
Notes to Financial Statements
December 31, 2006 and 2005

•	Spartan U.S. Equity Index Fund — Fund seeks to provide capital appreciation by investing at least 80% of its assets in common stocks included in the S&P 500 and lending securities.

•	Fidelity Overseas Fund — Fund seeks to provide long-term growth of capital by primarily investing 80% of its assets in foreign securities.

•	Fidelity Worldwide Fund — Fund seeks to provide capital growth by investing in securities issued anywhere in the world.

•	Pediatrix Stock Fund — Fund seeks to provide an increase in value of this investment over the long term by investing in the common stock of the Company as well as in short-term investments to allow for buying and selling without the usual trade settlement period for individual stock transactions.

•	Fidelity Freedom 2000 Fund — Fund seeks to provide high total return by investing approximately 26% in domestic equity funds, 31% in investment grade fixed income funds, 5% in high yield fixed income funds, and 38% in Fidelity short-term mutual funds.

•	Fidelity Freedom 2005 Fund — Fund seeks to provide high total return by investing approximately 39% in domestic equity funds, 9% in international equity funds, 35% in investment grade fixed income funds, 5% in high yield fixed income funds, and 12% in Fidelity short-term mutual funds.

•	Fidelity Freedom 2010 Fund — Fund seeks to provide high total return by investing approximately 40% in domestic equity funds, 10% in international equity funds,35% in investment grade fixed income funds, 5% in high yield fixed income funds, and 10% in Fidelity short-term mutual funds.

•	Fidelity Freedom 2015 Fund — Fund seeks to provide high total return by investing approximately 46% in domestic equity funds, 11% in international equity funds, 31% in investment grade fixed income funds, 6% in high yield fixed income funds, and 6% in Fidelity short-term mutual funds.

•	Fidelity Freedom 2020 Fund — Fund seeks to provide high total return by investing approximately 55% in domestic equity funds, 14% in international equity funds, 24% in investment grade fixed income funds, 7% in high yield fixed income funds.

•	Fidelity Freedom 2025 Fund — Fund seeks to provide high total return by investing approximately 57% in domestic equity funds, 14% in international equity funds, 21% in investment grade fixed income funds, 8% in high yield fixed income funds.

•	Fidelity Freedom 2030 Fund — Fund seeks to provide high total return by investing approximately 66% in domestic equity funds, 16% in international equity funds, 10% in investment grade fixed income funds, 8% in high yield fixed income funds.

•	Fidelity Freedom 2035 Fund — Fund seeks to provide high total return by investing approximately 66% in domestic equity funds, 17% in international equity funds, 9% in investment grade fixed income funds, 8% in high yield fixed income funds.

•	Fidelity Freedom 2040 Fund — Fund seeks to provide high total return by investing approximately 68% in domestic equity funds, 17% in international equity funds, 5% in investment grade fixed income funds, 10% in high yield fixed income funds.

•	Fidelity Freedom 2045 Fund — Fund seeks to provide high total return by investing approximately 69% in domestic equity funds, 19% in international equity funds, 2% in investment grade fixed income funds, 10% in high yield fixed income funds.

•	Fidelity Freedom 2050 Fund — Fund seeks to provide high total return by investing approximately 70% in domestic equity funds, 20% in international equity funds, 10% in high yield fixed income funds.

•	Fidelity Freedom Income Fund — Fund seeks to provide high current income and, as second objective, capital appreciation by investing in 35% in investment grade fixed income funds, 5% in high yield fixed income funds, 40% in Fidelity short-term mutual funds, and 20% in domestic equity funds.

Pediatrix Medical Group
Thrift and Profit Sharing Plan
Notes to Financial Statements
December 31, 2006 and 2005

Payment of Benefits
Upon normal retirement, death, disability or termination, participants may elect to receive their vested account balance as a lump-sum distribution; or have their account balance transferred to an individual retirement account or other qualified plan.

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the portion of their accounts related to the Company’s contribution plus related earnings is based on years of credited service. A participant is fully vested after three years of credited service as follows:

Vested
Years of Service	Percentage
Less than 1	0%
1	30%
2	60%
3	100%
Participants Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of 50 percent of their account balance or $50,000 reduced by the highest outstanding loan balance in their account during the prior twelve month period. The loans are collateralized by the balance in the participant’s account and bear interest at rates ranging between 5.25% and 9.00%, which is commensurate with local prevailing rates as determined by the Plan Administrator. Repayments of principal and interest are credited back to the participant’s account through payroll deductions on a minimum of a quarterly basis. The term of the loan must not exceed five years, except for qualified home loans, which must not exceed ten years.

Forfeitures
Forfeitures of the non-vested portion of participant’s account balances related to the Company’s contributions may be used to offset future Company contributions. Forfeitures held in the Plan totaled $62,022 and $107,385 at December 31, 2006 and 2005, respectively.

Plan Termination
While the Company has not expressed any intent to terminate the Plan, it reserves the right at any time to amend, modify or terminate the Plan without the consent of any participant or beneficiary. In the event of such termination, the Plan provides that the participants shall become 100 percent vested in their accounts, including all employer contributions.

Plan Administration
The Plan is administered by certain employees of the Company (the “Plan Administrator”). The Plan’s assets were maintained by Fidelity Management Trust Company (“Fidelity”), the trustee of the Plan, for the years ended December 31, 2006 and 2005.
New Accounting Pronouncements
As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the FSP). The FSP requires the Statements of Net Assets Available for Benefits present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts. The FSP was applied retroactively to the prior period presented on the Statement of Net Assets Available for Benefits as of December 31, 2005.

In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating what impact the adoption of SFAS 157 will have on the financial statements.

Pediatrix Medical Group
Thrift and Profit Sharing Plan
Notes to Financial Statements
December 31, 2006 and 2005

2.	Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Investment Valuation and Income Recognition The fair value of investments held by the Plan has been determined by the trustee based on quoted market values of publicly traded investments.

The investment contracts are presented at fair value on the statement of net assets available for benefits. The investments in the fully benefit-responsive investment contracts are also stated at contract value which is equal to principal balance plus accrued interest. As provided in the FSP, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities. The Plan’s investment in the Fidelity Managed Income Portfolio meets this definition.

The Plan presents in the statements of changes in net assets available for benefits, the net appreciation in fair value of investments which consists of realized gains or losses and the unrealized appreciation (depreciation) on those investments. All investment transactions are recorded by the Plan as of the trade date. Gains or losses on sale of investments are determined by the specific identification method. Interest income is recorded as earned on an accrual basis. Dividends are recorded based on the ex-dividend date.

Participant Loans Participant Loans are recorded at cost, which approximates fair value.

Administrative Expenses All costs incurred in administering the Plan are paid by the Company except for certain broker fees that are paid out of the various investment options.

Pediatrix Medical Group
Thrift and Profit Sharing Plan
Notes to Financial Statements
December 31, 2006 and 2005

3.	Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets at December 31st fair value:

Description of Investment	2006	2005
Fidelity Puritan Fund	$11,330,049	$8,910,496
Fidelity Contrafund	23,322,582	19,374,175
Fidelity Growth and Income Portfolio	13,029,900	11,762,051
Fidelity Blue Chip Growth Fund	15,901,083	14,097,560
Fidelity Equity-Income II Fund	11,666,383	9,827,485
Fidelity Retirement Money Market Portfolio	*	7,916,643
Fidelity Overseas Fund	11,103,774	*
Neuberger Berman Genesis Fund — Trust Class	13,541,221	12,416,683
Pediatrix Stock Fund	11,781,673	9,542,350
* Investment did not represent 5% or more of the net assets available for benefits as of the respective year end.
During 2006 and 2005, the Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	2006	2005
Mutual Funds	$4,536,555	5,151,235
Pediatrix Stock Fund	1,068,052	2,687,911

	$5,604,607	$7,839,146

4.	Tax Status

The Plan is an adoption of the standardized prototype plan written by Fidelity Management & Research Company. The prototype sponsor received a favorable determination letter dated December 5, 2001 in which the Internal Revenue Service stated that the prototype plan, as then designated, was in compliance with applicable requirements of the Internal Revenue Code (the “IRC”). The prototype plan underwent an amendment during 2002 and the Internal Revenue Service issued a favorable determination letter dated October 9, 2003 in which the Internal Revenue Service stated that the amendment did not in and of itself adversely affect the Plan’s acceptability under the applicable sections of the IRC. Therefore, the Plan Administrator believes that the Plan was qualified and the related trust was tax exempt as of the financial statement dates. Accordingly, no provision for federal income taxes has been made.

5.	Distributions Payable

Distributions payable pertain to participant pre-tax contributions which exceed the maximum annual dollar limit as established by the IRC. During the years ended December 31, 2006 and 2005, the Plan had a liability for excess contributions of $2,814 and $18,105, respectively. Such amounts have been refunded to the participants within the stipulated twelve month period, in order to bring the Plan into compliance with the IRC.

Pediatrix Medical Group
Thrift and Profit Sharing Plan
Notes to Financial Statements
December 31, 2006 and 2005

6.	Party-in-Interest Transactions

Certain of the Plan’s investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined in the Plan and, therefore, these transactions qualify as party-in-interest. Participants’ loans are granted and administered by Fidelity and, therefore, these loan transactions qualify as party-in-interest. The Pediatrix Stock Fund invests in the Company’s common stock and, therefore, these investment transactions qualify as party-in-interest. All fees and expenses of the Plan for legal, accounting, recordkeeping and other administrative services are paid by the Company.

7.	Reconciliations of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31:

	2006	2005
Net assets available for benefits per the financial statements	$194,678,622	$157,633,899
Plus: Distributions payable	2,814	18,105
Plus: Adjustment from fair value to contract value for interest in collective trust relating to fully benefit– responsive investment contracts	(37,491)	—

Net assets available for benefits per the Form 5500	$194,643,945	$157,652,004

The following is a reconciliation of net increase in net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31:

	2006	2005
Net increase in net assets available for benefits per the financial statements	$37,044,723	$33,356,709
Accrual changes for distribution payable	(15,291)	—
Adjustment from fair value to contract value for interest in collective trust relating to fully benefit responsive investment contracts	(37,491)	—

Net increase in assets available for benefits per the Form 5500	$36,991,941	$33,356,709

Pediatrix Medical Group Thrift and Profit Sharing Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2006

	(b) Identity of issue, borrower,	(c) Description of investment including maturity		(e) Current
(a)	lessor or similar party	date, rate of interest, collateral, par or maturity value	(d) Cost **	Value
*	Fidelity Management Trust Company	Fidelity Fund		$7,692,219
*	Fidelity Management Trust Company	Fidelity Puritan Fund		11,330,049
*	Fidelity Management Trust Company	Fidelity Contrafund		23,322,582
*	Fidelity Management Trust Company	Fidelity Investment Grade Bond Fund		7,572,065
*	Fidelity Management Trust Company	Fidelity Growth and Income Portfolio		13,029,900
*	Fidelity Management Trust Company	Fidelity Value Fund		5,285,752
*	Fidelity Management Trust Company	Fidelity Overseas Fund		11,103,774
*	Fidelity Management Trust Company	Fidelity Blue Chip Growth Fund		15,901,083
*	Fidelity Management Trust Company	Fidelity Worldwide Fund		7,089,962
*	Fidelity Management Trust Company	Fidelity Equity-Income II Fund		11,666,383
*	Fidelity Management Trust Company	Fidelity Small Cap Fund		1,637,538
*	Fidelity Management Trust Company	Fidelity Retirement Money Market Portfolio		9,559,291
*	Pediatrix Medical Group, Inc.	Pediatrix Stock Fund		11,781,673
	INVESCO Funds Group, Inc.	INVESCO Dynamics Fund — Investor Class		6,326,160
	Neuberger Berman Management, Inc.	Neuberger Berman Genesis Fund — Trust Class		13,541,221
*	Fidelity Management Trust Company	Fidelity Ginnie Mae Fund		2,726,507
*	Fidelity Management Trust Company	Fidelity Managed Income Portfolio		3,730,186
*	Fidelity Management Trust Company	Spartan U.S. Equity Index Fund		5,693,632
*	Fidelity Management Trust Company	Fidelity Freedom Income Fund		445,268
*	Fidelity Management Trust Company	Fidelity Freedom 2000 Fund		420,386
*	Fidelity Management Trust Company	Fidelity Freedom 2005 Fund		4,773
*	Fidelity Management Trust Company	Fidelity Freedom 2010 Fund		2,968,597
*	Fidelity Management Trust Company	Fidelity Freedom 2015 Fund		929,973
*	Fidelity Management Trust Company	Fidelity Freedom 2020 Fund		4,422,062
*	Fidelity Management Trust Company	Fidelity Freedom 2025 Fund		315,271
*	Fidelity Management Trust Company	Fidelity Freedom 2030 Fund		3,216,280
*	Fidelity Management Trust Company	Fidelity Freedom 2035 Fund		549,792
*	Fidelity Management Trust Company	Fidelity Freedom 2040 Fund		1,103,503
*	Participants’ Loans	Loans to participants, 5.25% — 9.00%, various maturities		1,759,073

				$185,124,955

*	Represents a party-in-interest.
**	Cost omitted for participant-directed investments.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PEDIATRIX MEDICAL GROUP
THRIFT AND PROFIT SHARING PLAN

Date: August 6, 2007	By: /s/ Karl B. Wagner

Name: Karl B. Wagner
Title: Chief Financial Officer, Sponsor

EXHIBIT INDEX

Exhibit No.	Document Description
23.1*	Consent of PricewaterhouseCoopers LLP

*	Filed herewith.